Exhibit 99.1

Big Tree Cloud Holdings Limited Announces Transfer of Listing to Nasdaq Capital Market

SHENZHEN, China, April 8, 2026 /PRNewswire/ -- Big Tree Cloud Holdings Limited (the “Company”) (NASDAQ: DSY) today announced that on April 7, 2026, it received approval from The Nasdaq Stock Market LLC (“Nasdaq”) to transfer the listing of its Class A Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer will become effective at the opening of business on April 9, 2026. The Company’s Class A Ordinary Shares will continue to trade under the existing ticker symbol “DSY” without interruption.

About Big Tree Cloud Holdings Limited

Founded in 2020, Big Tree Cloud is positioned as an international capital platform focused on industrial integration and strategic investment in China’s personal care industry. The Company is committed to empowering industries through capital operations. Currently, Big Tree Cloud is accelerating its expansion into the AI sector. This new business line aims to capture the growing market demand for AI skills, injecting fresh momentum into the Company’s development.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to achieve its goals and strategies; its future business development, financial condition and results of operations; the growth of, and trends in, the markets in which the Company operates; its ability to successfully expand into the AI sector and capture market demand; its ability to maintain and enhance its brand and reputation; its reliance on its relationship with its customers and end-users; changes in laws and regulations affecting its business; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact

Ting Yan

Phone: +86 15986815865

Email: yanting@bigtreeclouds.com